

Mail Stop 3561

June 22, 2010

Ms. Carla Zhou
Chief Financial Officer
NextMart, Inc.
Oriental Plaza Bldg. W3, Twelfth Floor
1 East Chang'an Avenue, Dongcheng District
Beijing, 100738 PRC

> **Re:** **NextMart, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed January 13, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File No. 000-26347**

Dear Ms. Zhou:

We issued comments to you on the above captioned filings on May 21, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us in writing by July 6, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us in writing by July 6, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Donna Di Silvio at 202-551-3202 if you have any questions.

Sincerely,

Andrew Mew
Accounting Branch Chief

cc: Daniel H. Luciano, Esq.